Exhibit 99.6

Luokung Technology Corp. Announces $15.0 Million Registered Direct Offering

BEIJING, China, Feb. 11, 2021 (PRNewswire) – Luokung Technology Corp. (the “Company” or “Luokung”) (NASDAQ: LKCO), today announced that it has entered into a securities purchase agreement with certain institutional investors for a registered direct offering of approximately $15.0 million of ordinary shares at a price of $0.888 per share. The Company will issue a total of 16,891,892 ordinary shares to the institutional investors. As part of the transaction, the Company will also issue to the investors warrants (“Warrants”) for the purchase of up to 8,445,946 ordinary shares at an exercise price of $1.11 per share, which Warrants will have a term of three years from the date of issuance.

The net proceeds from this offering will be used for working capital and general corporate purposes.  The offering is expected to close on or about February 16, 2021, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. acted as the exclusive placement agent for the transaction.

These securities are being offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement and base prospectus contained therein. A shelf registration statement (SEC Filing No. 333-233108) relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on August 16, 2019. A prospectus supplement related to the offering will be filed with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

For further details of this transaction, please see the Form 6-K to be filed with the SEC.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the global leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. The core business brands of the Company are “Luokuang” and “Superengine”. The Company mainly provides spatial temporal big data PaaS, SaaS and DaaS intelligent services based on its self-developed patented technology which can be applied in Mobile Internet LBS, Internet Travelling, Intelligent Transportation, Automatic Drive, Smart City, Intelligent IoT, Natural Resources Exploration and Monitoring and so on. These services are integrated intelligent computing and application services for spatial temporal data which including but not limited to Satellite and UAV Remote Sensing Image Data, HD Map, 2D and 3D Internet Map, Real-time Trajectory, IoT Industrial Stream Data. For more information please go to http://www.luokung.com.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

INVESTOR RELATIONS

PureRock Communications Limited

Email: luokung@pure-rock.com